Exhibit 99.1

press release

Designated person notification

11 May 2021, 13:00 CET

With reference to Article 19(3) of Regulation (EU) No 596/2014 of the European Parliament and of the Council of 16 April 2014 on market abuse (Market Abuse Regulations), ArcelorMittal announces that a notification of a share transaction by a Designated Person (i.e. Directors or Executive Officers) is available in the Luxembourg Stock Exchange’s electronic database OAM on www.bourse.lu and on ArcelorMittal’s web site www.arcelormittal.com under Investors > Corporate Governance > Share Transactions by Management.

This transaction is directly connected to ArcelorMittal’s share buyback program announced on 4 March 2021. ArcelorMittal’s Significant Shareholder has entered into a share repurchase agreement with ArcelorMittal to sell shares so that its voting rights in ArcelorMittal’s share capital (net of treasury shares) is maintained at the current level of 36.34%. Further details on the share buyback program are available on www.arcelormittal.com under Investors > Equity investors > Share Buyback Program.

ENDS